UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

SCHEDULE TO
(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

__________________________

Getty Images Holdings, Inc.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

__________________________

Options to Purchase Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Kjelti Kellough, Esq.
Senior Vice President, General Counsel, and Corporate Secretary
605 5th Ave S., Suite 400
Seattle, Washington 98104
(206) 925-5000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

__________________________

Copies of communications to:

Todd E. Freed, Esq.
Jon A. Hlafter, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
395 9th Avenue
New York, New York 10001
(212) 735-3000

__________________________

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 2, 2026 (as amended, the “Schedule TO”), by Getty Images Holdings, Inc., a Delaware corporation (the “Company”), relating to its offer to exchange (the “Exchange Offer”) certain outstanding stock options for new options on the terms and conditions described in the Offer to Exchange Eligible Options, dated March 2, 2026 (the “Offer to Exchange”). The Offer to Exchange was previously filed as Exhibit (a)(1)(A) to the Schedule TO and an amended and restated Offer to Exchange is being filed as Exhibit (a)(1)(A) to this Amendment No. 1. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Offer to Exchange. Capitalized terms used herein and not defined herein have the meanings given to them in the Offer to Exchange.

This Amendment No. 1 is being filed to amend and supplement the Offer to Exchange as described in Items 4 and 10 below. The information in the Schedule TO, including all schedules and annexes to the Schedule TO that were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1. The information set forth in the revised Offer to Exchange filed herewith is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The conditions in Section 6 (Conditions of the Exchange Offer) of the Offer to Exchange relating to challenge of the Exchange Offer by a governmental authority and orders or injunctions against the Exchange Offer have be revised to exclude any such “threatened” actions, orders or injunctions.

Item 10. Financial Statements.

Item 10 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Schedule A (“Selected Financial Data”) of the Offer to Exchange is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by updating Exhibit (a)(1)(A) as follows:

Exhibit Number	Description
(a)(1)(A)	Amended and Restated Offer to Exchange Eligible Options, dated March 11, 2026.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2026	GETTY IMAGES HOLDINGS, INC.
	By:	/s/ Kjelti Kellough
Kjelti Kellough Senior Vice President, General Counsel and Corporate Secretary